Exhibit 99.1

Goldcorp to Release 2018 Second Quarter Results on July 25th; Conference Call and Webcast on July 26th

VANCOUVER, June 13, 2018 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) will release its 2018 second quarter results after market close on Wednesday, July 25, 2018, followed by a conference call and webcast to be held on July 26, 2018 at 10:00 am PT.

Second Quarter 2018 Conference Call and Webcast details:

Date:	Thursday, July 26, 2018
Time:	10:00 a.m. (PT)
Toll Free (US and Canada):	1-800-355-4959
Outside US and Canada:	1-416-340-2216

A live and archived webcast will also be available on Goldcorp's website at www.goldcorp.com.

The conference call will be available for replay by phone at:

Toll Free (US and Canada):	1-800-408-3053
Outside US and Canada:	1-905-694-9451
Replay end date:	Aug 26, 2018
Replay Passcode:	4818060#

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT:
Shawn Campbell	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com

View original content:http://www.prnewswire.com/news-releases/goldcorp-to-release-2018-second-quarter-results-on-july-25th-conference-call-and-webcast-on-july-26th-300665934.html

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/13/c8446.html

%CIK: 0000919239

CO: Goldcorp Inc.

CNW 17:00e 13-JUN-18